Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (and its subsidiaries)

	Quarter ended
(dollar amounts in millions)	March 31, 2002	Dec. 31, 2001		March 31, 2001

Income from continuing operations before income taxes	$323	$(72)		$309
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases, and amortization of debt issuance costs	86	87		133

Total earnings (as defined), excluding interest on deposits	409	15		442
Interest on deposits	43	92		109

Total earnings (as defined)	$452	$107		$551

Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	4.76	.18	(a)	3.33
Including interest on deposits	3.51	.60	(a)	2.28

(a)
The ratio of earnings (as defined) to fixed charges for the fourth quarter of 2001 include in earnings (as defined) a $222 million pre-tax charge for fair value adjustments of venture capital investments, a $62 million pre-tax charge for streamlining and other expenses, and a $57 million pre-tax loss on the disposition of large corporate loans. Had these computations excluded these charges, the ratio of earnings (as defined) to fixed charges would have been 4.09 excluding interest on deposits and 2.50 including interest on deposits.